Exhibit 99.1

Mountain Province Diamonds Closes C$29.4M Non-Brokered Private Placement

Shares Issued and Outstanding: 100,501,351
TSX: MPV
NYSE MKT: MDM

TORONTO AND NEW YORK, Nov. 27, 2013 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE MKT: MDM) is pleased to announce the closing of the previously announced non-brokered private placement of common shares for gross proceeds of C$29.4 million. The Company has issued 5,889,200 common shares at a price of C$5.00 per share.

The shares are subject to a four month hold period, expiring on March 26, 2014. Proceeds of the private placement will be used to support the Company's share of initial capital expenditures at the Gahcho Kué project, the 2014 Tuzo Deep drill program and for general corporate purposes. A finder's fee in the amount of $567,330 has been paid in relation to the private placement.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats.

Gahcho Kué is the world's largest and richest new diamond development project. A December 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

SOURCE: Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
161 Bay Street, Suite 2315
Toronto, Ontario M5J 2S1
Phone: (416) 361-3562
E-mail: info@mountainprovince.com
www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 13:30e 27-NOV-13